328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 10-186 July 15, 2010

Platinum Group Reports 2010 Third Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE.AMEX) (“Platinum Group”) announces the publication of the Company’s financial results for the nine months ending May 31, 2010.  For more details of the May 31, 2010 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

On April 22, 2010 the partners of the Western Bushveld Joint Venture completed a transaction first announced September 2, 2008 whereby the WBJV was dissolved with the following outcomes:

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The Company and Wesizwe transferred a collective 100% interest in Projects 1 and 3 into new operating company Maseve Investments 11 (Pty) Ltd.

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The Company sold its 18.5% interest in Project 2 to Wesizwe.

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Anglo became a shareholder of Wesizwe Platinum Limited.

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The Company holds 54.75% of Maseve with a right to subscribe for a further 19.25% interest for Rand 408.6 million (approx. $55.67 million) to bring its holdings to 74%, with Wesizwe holding the remaining interest.

The Company’s subscription into Maseve will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3.  The subscription into Maseve is due by January 22, 2011.  The Company may make partial subscriptions.

As a condition precedent to the above the Company paid an equalization amount due to Anglo Platinum Limited of Rand 186.26 million ($24.83 million) as required under the terms of the original WBJV Agreement.

The sale of the Company’s 18.5% interest in Project 2 was accounted for as an arm’s length transaction at a fair market value of $65.42 million on April 22, 2010, versus an historic cost of $19.8 million, for a gain of $45.62 million.  The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.  The April 22, 2010 transactions qualified for relief from capital gains tax in accordance with South African tax law.

The Company is actively assessing several strategic alternatives in order to maximize shareholder value from its projects in South Africa.  The alternatives include building the Project 1 platinum mine using conventional debt and equity, hedging some of the project in a partnership or transaction involving a minority of the metal flow, or the sale of the Company.  The Company hopes to finalize and announce its path forward shortly.

PLATINUM GROUP METALS LTD.	…2

The Company’s cash position at May 31, 2010 was $4.78 million (2009 - $2.87 million).  Accounts receivable at May 31, 2010 totalled $515,095 (2009 - $603,707) while accounts payable amounted to $1.41 million (2009 - $885,807).  Accounts payable include an amount of $212,822 due to Wesizwe after the accounting for various amounts due to and from the former partners of the WBJV.  Also included are accrued professional fees of approximately $393,000, accrued strategic advisory and consulting fees of approximately $253,000, exploration and drilling costs of approximately $300,000 while the balance related to ongoing work, administration and regular trade payables.

Total global exploration and engineering expenditures for the Company’s account during the nine month period, totalled $1.01 million (2009 - $1.11 million). Of this amount $838,552 was for development and exploration on Projects 1 and 3 (2009 - $894,312) and $174,142 was for other exploration (2009 - $217,038).  Exploration expenditures of $1.48 million funded by JOGMEC during the period for War Springs and Waterberg are not included in the total reported above.  Subsequent to the end of the period JOGMEC approved a further US $921,089 in funding for work on the War Springs and Waterberg projects.

The Company’s gain for the period ended May 31, 2010 amounted to $42.7 million or $0.46 per share as compared to a loss of $5.2 million or $0.08 per share for the comparative period in fiscal 2009.  The results include a $45.62 million gain on sale of 18.5% of Project 2 and a gain on sale of marketable securities in the period of $2.72 million.  Net interest income earned amounted to $432,790 (2009 - $98,233).

Costs for the period include $137,600 as a non-cash charge for Stock Based Compensation (2009 - $1.39 million).  General overhead and administration costs for the period excluding Stock Based Compensation amounted to $5.74 million (2009 - $4.06 million).  The increase in general and administrative expenses over the comparative year’s period is explained for the most part by a foreign exchange loss of $906,749 compared to a foreign exchange gain of $259,540 in 2009.  Professional fees totalled $1.21 million for the period (2009 - $726,768).  This amount includes $984,186 for legal fees, $117,186 for accounting advisory fees and $107,229 for audit fees.  All of these costs are higher than in the comparative period as the Company has been conducting negotiations, due diligence and drafting of agreements related to strategic options.  Management and Consulting fees of $1.09 million (2009 - $769,610) were higher in the current period in part due to $184,881 incurred for independent technical due diligence and $123,340 in additional director and senior management fees.  The amount of salaries and benefits expensed in the period remained constant $1.33 million (2009 - $1.28 million).  Offsetting some of these increased expenses was a decrease of $145,721 in shareholder relations expenses ($140,550 vs. $286,271 in 2009); and a decrease of $151,334 in travel expenses ($329,756 vs. $481,090 in 2009).

PLATINUM GROUP METALS LTD.	…3

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.